UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)

JMU Limited

(Name of Issuer)

Ordinary Shares, par value US$0.00001 per share

(Title of Class of Securities)

46647L 204 (1)

(CUSIP Number)

Haohan Xu
12 East 49 Street, 17th Floor
New York, New York 10017
Phone: (646) 409-6505

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 11, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) This CUSIP number applies to the Issuer’s American Depositary Shares, each representing 180 ordinary shares of the Issuer.

CUSIP No. 46647L 204	Page 2 of 7 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Haohan Xu
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER

896,477,774 (2)
	8.	SHARED VOTING POWER

0
	9.	SOLE DISPOSITIVE POWER

896,477,774 (2)
	10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

896,477,774
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

31.23%(3)
14.	TYPE OF REPORTING PERSON (see instructions)

IN

(2) Consists of (i) 322,345,938 Ordinary Shares held by Haohan Xu, and (ii)574,131,836 Ordinary Shares held by Amazon Capital Inc., a company incorporated under the laws of the State of New York, which is wholly owned by Haohan Xu.

(3) Calculated based on the number in Row 11 above divided by 2,870,659,129 Ordinary Shares (excluding 36,249,120 Ordinary Shares in the form of ADSs that are reserved for issuance upon the exercise of share awards) issued and outstanding as of March 3, 2020 after the Issuer issued 761,789,601 Ordinary Shares in connection with the acquisition of the entire ownership in NBpay Investment Limited.

CUSIP No. 46647L 204	Page 3 of 7 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Amazon Capital Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER

0
	8.	SHARED VOTING POWER

574,131,836
	9.	SOLE DISPOSITIVE POWER

0
	10.	SHARED DISPOSITIVE POWER

574,131,836

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

574,131,836
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20.00%(3)
14.	TYPE OF REPORTING PERSON (see instructions)

CO

(3) Calculated based on the number in Row 11 above divided by 2,870,659,129 Ordinary Shares (excluding 36,249,120 Ordinary Shares in the form of ADSs that are reserved for issuance upon the exercise of share awards) issued and outstanding as of March 3, 2020 after the Issuer issued 761,789,601 Ordinary Shares in connection with the acquisition of the entire ownership in NBpay Investment Limited.

CUSIP No. 46647L 204	Page 4 of 7 Pages

Introductory Note

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends and supplements the previous Schedule 13D filed with the U.S. Securities and Exchange Commission (the “Commission”) on April 18, 2019 (the “Original Schedule 13D”), by Mr. Haohan Xu (“Mr. Xu”) with respect to the ordinary shares (“Ordinary Shares”) of JMU Limited, a Cayman Islands company (the “Issuer”). Except as amended and supplemented herein, the information set forth in the Original Schedule 13D remains unchanged. Capitalized terms used herein have meanings as assigned thereto in the Original Schedule 13D unless defined herein.

Item 2. Identity and Background

Item 2 of the Original Schedule 13D is hereby amended and supplemented by the following:

This statement of beneficial ownership on Schedule 13D is being filed jointly by Haohan Xu and Amazon Capital Inc. (each, a “Reporting Person”; and collectively, the “Reporting Persons”). The agreement between the Reporting Persons relating to the joint filing of this statement is attached hereto as Exhibit 99.7.

Haohan Xu is a citizen of the United States of America. Haohan Xu’s business address is 12 East 49 Street, 17th Floor, New York, New York 10017. His principal occupation is as a director of the Issuer and he currently is the chief executive officer of Apifiny Group Inc., a company providing global digital asset trading platform services. The principal business address of Apifiny Group Inc. is 199 Water Street, 33rd Floor, New York, NY 10038.

Amazon Capital Inc. is a company incorporated under the laws of the State of New York. Amazon Capital Inc. is an investment holding company wholly owned by Haohan Xu. The principal business address of Amazon Capital Inc. is 199 Water Street, 33rd Floor, New York, NY 10038.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4. Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented by the following:

The information set forth in Items 3 and 5 is hereby incorporated by reference in its entirety in this Item 4.

On March 12, 2020, Haohan Xu transferred 114,825,600 Ordinary Shares to Universal Hunter (BVI) Limited (“Universal Hunter”) with a consideration price of US$401,890 pursuant to an oral agreement with Universal Hunter.

On March 12, 2020, Haohan Xu transferred 574,131,836 Ordinary Shares to Amazon Capital Inc. which is wholly owned by Haohan Xu. As such, Haohan Xu may exercise voting and dispositive power over these Ordinary Shares held by Amazon Capital Inc.

CUSIP No. 46647L 204	Page 5 of 7 Pages

Although the Reporting Persons have no present agreement to acquire additional securities of the Issuer, they intend to review their investment on a regular basis and, as a result thereof and subject to the terms and conditions of the transaction documents described in the Statement, may at any time or from time to time determine, either alone or as part of a group, (i) to acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer owned by him in the open market, in privately negotiated transactions or otherwise or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4. Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws and regulations and subject to the restrictions on transfers set forth in the transaction documents described in the Statement. Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intention with respect to any or all of such matters. In reaching any decision as to his course of action (as well as to the specific elements thereof), the Reporting Persons currently expect that they would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Persons; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer. Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated as follows:

(a)-(b) The responses to rows (7) through (13) of the cover page of this Statement are hereby incorporated by reference in their entirety in this Item 5. The percentage of the class of securities identified pursuant to Item 1 beneficially owned by the Reporting Persons is based on 2,870,659,129 Ordinary Shares (excluding 201,384 Ordinary Shares in the form of ADSs that are reserved for issuance upon the exercise of share awards) issued and outstanding as of March 3, 2020.

Except as disclosed in this Statement, the Reporting Persons presently do not have the power to vote or to direct the vote or to dispose or direct the disposition of any Ordinary Shares that they may be deemed to beneficially own.

(c) Except as disclosed in this Statement, the Reporting Persons did not effect any transaction in the Ordinary Shares during the past 60 days.

(d) Except as disclosed in this Statement, to the best knowledge of the Reporting Persons, no person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by the Reporting Person.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and supplemented by the following:

Item 3 and Item 4 are incorporated herein by reference in their entirety.

To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Issuer.

CUSIP No. 46647L 204	Page 6 of 7 Pages

Item 7. Material to Be Filed as Exhibits.

Exhibit No.	Description

99.1*	Share Transfer Agreement, dated as of April 8, 2019, by and between Haohan Xu and Markland (Hong Kong) Investment Limited.

99.2*	Share Transfer Agreement, dated as of April 8, 2019, by and between Haohan Xu and Universal Hunter (BVI) Limited.

99.3*	Share Transfer Agreement, dated as of April 8, 2019, by and between Haohan Xu and Vertical Channel Limited.

99.4*	Share Transfer Agreement, dated as of April 8, 2019, by and between Haohan Xu and Zhejiang Sunward Fishery Restaurant Group Share Co., Ltd.

99.5*	Share Purchase Agreement, dated as of May 21, 2019, by and among the Issuer, Mr. Xu and Unicorn

99.6*	Registration Rights Agreement, dated as of May 21, 2019, by and between the Issuer and Mr. Xu

99.7	Joint Filing Agreement by Haohan Xu and Amazon Capital Inc.

* Previously filed.

CUSIP No. 46647L 204	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 13, 2020

Haohan Xu

/s/ Haohan Xu